UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF

THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. )

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[ ] Preliminary proxy statement	[ ] Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[	] Definitive Proxy Statement
[	] Definitive Additional Materials

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BLACK HILLS CORPORATION

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The following is an electronic communication provided to the employees of Black Hills Corporation by the Company’s Chairman, President and Chief Executive Officer, David R. Emery, on November 25, 2005:

Our company has made an offer to acquire NorthWestern Corporation, an energy company headquartered in Sioux Falls, with operations in South Dakota, Nebraska and Montana.

As employees of Black Hills Corporation, we have a continuing responsibility to operate our company, serve our customers, and provide opportunities for growth that deliver consistent value to our shareholders. In the past several years, we achieved significant growth and delivered shareholder value by applying your success, skills and expertise to other companies we acquired or with which we merged (e.g., Indeck Capital, Mallon Resources, Cheyenne Light Fuel & Power). Today, we made public a proposed merger between our company and NorthWestern Corporation.

Historically, NorthWestern operated as a regulated utility in eastern South Dakota. In early 2002, NorthWestern acquired electricity, natural gas transmission and distribution assets of Montana Power Company, based in Butte, Montana. The financial condition of NorthWestern became impaired beginning in 2002, and the company emerged from bankruptcy in 2004. Through that process, NorthWestern sold several of its non-energy subsidiaries, and settled significant litigation. The company restructured its debt, and with a few remaining steps, is poised to operate beyond the constraints of its pre-bankruptcy obligations.

A combination of Black Hills and NorthWestern, if negotiations proceed, and an agreement is approved, provides unique opportunities to both companies.

For Black Hills Corporation the benefits include the following:

• Provides an opportunity to expand our operations geographically, combining with a utility having contiguous operations in two states

• Provides an opportunity to add balance and stability to Black Hills’ business mix, and increase earnings predictability

• Creates a diversified energy and utility player in the Northern Rocky Mountain/Plains region that can better manage commodity and supply requirements

There are distinct benefits for NorthWestern as well. These include:

• Provide a full and fair price, with a premium to NorthWestern’s stock price prior to the proposal

• Offers a merger partner with extensive experience in the development of gas and coal-fired generation, including the development and operation of mine-mouth facilities that provide a low cost, stable power supply to serve retail electric load

• Offers a merger partner with a lasting commitment to the region, and one which is well-known to and respected by the South Dakota and Montana regulatory commissions

I understand that a proposal of this kind raises numerous questions on the part of all our employees. There will be certain questions that we cannot answer at this time, because we have simply made a proposal for a merger. The Board and management of NorthWestern will consider the proposal and could reject it. We will keep you informed, within certain legal limits, as this proposal develops through further negotiations.

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Caution Regarding Forward Looking Statements:

This document includes “forward-looking statements” as defined by the Securities and Exchange Commission, or SEC. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this release that address activities, events or developments that we expect, believe or anticipate will or may occur in the future, including our statements relating to the proposed merger with NorthWestern and its anticipated benefits if consummated, are forward-looking statements. These forward-looking statements are based on assumptions which we believe are reasonable based on current expectations and projections about future events and industry conditions and trends affecting our business. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties that, among other things, could cause actual results to differ materially from those contained in the forward-looking statements, including the risk factors described in Items 1 and 2 of our 2004 Annual Report on Form 10-K, in Item 2 of Part I of our quarterly reports on Form 10-Q filed with the SEC, and the following:

Proposed Merger Risks and Uncertainties

• Our business and the business of NorthWestern may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

• Expected combination benefits from the proposed merger may not be fully-realized or realized within the expected time frame;

• The NorthWestern stockholders and/or our shareholders may not approve the merger;

• The regulatory approvals and any other required approvals in connection with the merger may not be obtained on the proposed terms or on the anticipated schedule;

• Revenues following the merger may be lower than expected; and

• Operating costs, customer loss and business disruption, including difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger.

New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for us to predict all such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. We assume no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information:

Investors and securityholders are urged to read the disclosure documents regarding the proposed merger when they become available because they will contain important information. Investors and securityholders will be able to obtain a free copy of such disclosure documents when they become available, as well as other filings containing information about Black Hills and NorthWestern, without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the disclosure documents and the filings with the SEC that will be incorporated by reference in such disclosure documents can also be obtained without charge, when they become available, by directing a request to Shareholder Relations, Black Hills Corporation, P.O. Box 1400, Rapid City, SD 57709, Telephone Number: (605) 721-1700.

The directors and executive officers of Black Hills may be deemed to be participants in the solicitation of proxies from Black Hills shareholders and NorthWestern stockholders in respect of the proposed merger. Information regarding the directors and executive officers of Black Hills is currently available in its proxy statement filed with the SEC by Black Hills on April 15, 2005. Other information regarding the participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the disclosure documents and other relevant materials that will be filed by Black Hills with the SEC when they become available.

Any information concerning NorthWestern contained in this document has been taken from, or is based upon, publicly available information. Although Black Hills does not have any information that would indicate that the information contained in this document that has been taken from such documents is inaccurate or incomplete, Black Hills does not take any responsibility for the accuracy or completeness of such information.